Exhibit 99.1

Medigus: Increases Holdings in Gix to Approximately 36.7% on a Fully Diluted Basis

OMER, Israel, July 7, 2021 - Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that it exercised all of its rights to convert Linkury Ltd. shares to Gix Internet Ltd. shares (TASE: GIX) and was issued 3,954,980 additional ordinary shares of Gix such that following the conversion, Medigus holds approximately 36.7% on a fully diluted basis of Gix outstanding capital.

In March 2021, Gix’s board of directors has resolved to establish a committee of the board of directors to identify new opportunities and activities to merge with Gix, focusing on technology and other sectors that are not necessarily in the field of online advertising. If a new activity is found and leads to a binding agreement and a merger, Gix Internet will examine the possibility of taking Linkury public and/or distributing its shares as a dividend to Gix’s shareholders.

In addition, Gix announced, that Linkury Ltd. (Gix’s subsidiary) has entered into a memorandum of understandings, for the acquisition of a company from the online advertising field. According to Gix’s announcement, revenues from this company, expects to be more than NIS 71 million in 2021.

About Medigus

Medigus Ltd. is a technology-based company engaged in advancing innovative solutions for large-scale market applications. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com